

Mail Stop 4546

January 6, 2017

Via E-mail
Mr. Ronald E. Pipoly, Jr.
Chief Financial Officer
AmTrust Financial Services, Inc.
59 Maiden Lane, 43rd Floor
New York, NY 10038

**Re: AmTrust Financial Services, Inc.
          Form 8-K, Item 2.02
          Furnished November 3, 2016
          File No. 001-33143**

Dear Mr. Pipoly:

We have reviewed your December 14, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Exhibit 99.1

1. Please clarify your response to prior comment 1 of our December 1, 2016 letter, in which you state that non-cash amortization of intangible assets and foreign currency transaction (loss) gain net of tax are timing items. In this regard:
    - Explain to us how these are "timing items," what the tax impact is and when it was/will be reflected for non-GAAP purposes, and how exclusion of the income tax effect for them results in current and deferred income tax expense commensurate with your non-GAAP measure of profitability. Refer to Question 102.11 of Compliance and Disclosure Interpretations issued on May 17, 2016.
    - Explain to us the appropriateness of your line item "Tax effect of all adjustments reflected above" in the example reconciliation in your response when no tax is reflected on non-cash amortization of intangible assets or foreign currency transaction (loss) gain.

You may contact Rolf Sundwall, Staff Accountant, at (202) 551-3105, or Keira Nakada, Senior Staff Accountant, at (202) 551-3659 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance